UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Investor Relations | São Paulo, July 27th, 2016

Banco Santander (Brasil) S.A.

2nd quarter 2016 (BR GAAP) Results

Simple | Personal | Fair

Santander

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

LOYALTY AND TRANSACTIONALITY BOOST RESULTS

COMMERCIAL EXCELLENCE

- **Commercial focus**, reflected in transactions' increase
- **Historical achievement in BCB complaints ranking** (June 2016)
- **Digital strategy:** accelerating our offer

FOCUS ON BUSINESS

- Retail results underpinned by **higher loyal customer base**
- Launch of ***Santander Select International Services***
- **Payroll loans** and **cards:** expansion
- Leading role in the **Agribusiness segment**

LEADERSHIP POSITION

- **Wholesale Bank: #1** in the project finance advisory, foreign exchange market and ECM[1]
- ***Santander Financiamentos***: New digital strategy launch and new businesses with Hyundai
- **Getnet:** Broader card brands acceptance and market share gains
- **Funds:** Leader in net sales coupled with market share gains

EFFICIENT MANAGEMENT

- **Liability plan:** Already reaping the first results
- **Efficient cost management** maintains expenses growth below inflation
- **Solid risk model**
- **Healthy balance sheet:** comfortable capital and liquidity position

1) Source: Dealogic

LOYALTY AND TRANSACTIONALITY BOOST RESULTS

COMMERCIAL EXCELLENCE

- **Commercial focus**, reflected in transactions' increase
- **Historical achievement in BCB complaints ranking** (June 2016)
- **Digital strategy:** accelerating our offer

FOCUS ON BUSINESS

- Retail results underpinned by **higher loyal customer base**
- Launch of ***Santander Select International Services***
- **Payroll loans** and **cards:** expansion
- Leading role in the **Agribusiness segment**

LEADERSHIP POSITION

- **Wholesale Bank: #1** in the project finance advisory, foreign exchange market and ECM[1]
- ***Santander Financiamentos***: New digital strategy launch and new businesses with Hyundai
- **Getnet:** Broader card brands acceptance and market share gains
- **Funds**: Leader in net sales coupled with market share gains

EFFICIENT MANAGEMENT

- **Liability plan:** Already reaping the first results
- **Efficient cost management** maintains expenses growth below inflation
- **Solid risk model**
- **Healthy balance sheet:** comfortable capital and liquidity position

1) Source: Dealogic

LOYALTY AND TRANSACTIONALITY BOOST RESULTS

COMMERCIAL EXCELLENCE

- **Commercial focus**, reflected in transactions' increase
- **Historical achievement in BCB complaints ranking** (June 2016)
- **Digital strategy:** accelerating our offer

FOCUS ON BUSINESS

- Retail results underpinned by **higher loyal customer base**
- Launch of ***Santander Select International Services***
- **Payroll loans** and **cards:** expansion
- Leading role in the **Agribusiness segment**

LEADERSHIP POSITION

- **Wholesale Bank: #1** in the project finance advisory, foreign exchange market and ECM[1]
- ***Santander Financiamentos***: New digital strategy launch and new businesses with Hyundai
- **Getnet**: Broader card brands acceptance and market share gains
- **Funds**: Leader in net sales coupled with market share gains

EFFICIENT MANAGEMENT

- **Liability plan:** Already reaping the first results
- **Efficient cost management** maintains expenses growth below inflation
- **Solid risk model**
- **Healthy balance sheet:** comfortable capital and liquidity position

1) Source: Dealogic

LOYALTY AND TRANSACTIONALITY BOOST RESULTS

COMMERCIAL EXCELLENCE

- **Commercial focus**, reflected in transactions' increase
- **Historical achievement in BCB complaints ranking** (June 2016)
- **Digital strategy:** accelerating our offer

FOCUS ON BUSINESS

- Retail results underpinned by **higher loyal customer base**
- Launch of ***Santander Select International Services***
- **Payroll loans** and **cards:** expansion
- Leading role in the **Agribusiness segment**

LEADERSHIP POSITION

- **Wholesale Bank: #1** in the project finance advisory, foreign exchange market and ECM[1]
- ***Santander Financiamentos***: New digital strategy launch and new businesses with Hyundai
- **Getnet:** Broader card brands acceptance and market share gains
- **Funds:** Leader in net sales coupled with market share gains

EFFICIENT MANAGEMENT

- **Liability management:** Already reaping the first results
- **Efficient cost management** maintains expenses growth below inflation
- **Solid risk management culture**
- **Healthy balance sheet:** comfortable capital and liquidity position

1) Source: Dealogic

BRAZIL CORRESPONDED TO 19% OF THE GROUP'S RESULTS IN THE 1H16

2Q16 RESULTS RECONCILIATION (EUR million)


1,278
248
120
1,646
2Q16 ATTRIBUTABLE PROFIT
ONE-OFFS
SRF*
2Q16 UNDERLYING PROFIT

RATINGS

	LONG TERM	SHORT TERM	OUTLOOK
Fitch Ratings	A-	F2	Stable
Standard & Poor's	A-	A-2	Stable
Moody's	A3	P-2	Stable

WELL-DIVERSIFIED RESULTS BETWEEN EUROPE AND THE AMERICAS – 1H16


ARGENTINA 4%
OTHER AMERICA 1%
CHILE 6%
UK 20%
BRAZIL 19%
SOUTH AMERICA
EUROPE
NORTH AMERICA
SPAIN 15%
MEXICO 7%
USA 6%
SCF 13%
OTHER EUROPE 1%
PORTUGAL 5%
POLAND 3%

*Single Resolution Fund

MACROECONOMIC ADJUSTMENT PROCESS

GDP (YoY growth %)


0.1
-3.8
-3.3
1.1
2014
2015
2016 (e)
2017 (e)

INTEREST RATE – Selic (%)


11.75
14.25
13.25
11.00
2014
2015
2016 (e)
2017 (e)

INFLATION (IPCA %)


6.4
10.7
7.2
5.3
2014
2015
2016 (e)
2017 (e)

EXCHANGE RATE (R$ / US$)


2.66
3.90
3.34
3.50
2014
2015
2016 (e)
2017 (e)

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (07/22/2016).

2Q16 vs. 1Q16 EVOLUTION

Comfortable **capital and liquidity** position

Volumes reflect economic environment

Delinquency under control and **coverage increases**

Total **revenues grow. Fees are the highlight** due to more transactionality

Credit cost during the quarter **rises**

Efficient cost management

Net profit reached **R$ 1.8 billion** **and grows 9%**

NET PROFIT CLIMBED 9% IN THE QUARTER, WITH IMPROVEMENT IN LOYAL CUSTOMERS

NET PROFIT (R$ million)



7.8%
8.8%
4.8%
4,832
3,157
1,675
1,708
1,607
1,660
1,806
6,465
3,157
3,308
3,466
2Q15
3Q15
4Q15
1Q16
2Q16
1H15
1H16
Non-recurring events 2Q15

MANAGERIAL PROFIT

R$ million	1H16	1H15	Var. % YoY	QoQ	QoQ Market Consensus[1]
Net interest income	15,408	14,620	5.4%	2.8%	0.8% ↑
Fee and commission income	6,419	5,738	11.9%	7.7%	2.6% ↑
Total revenues	21,826	20,358	7.2%	4.2%	1.3% ↑
Allowance for loan losses	(4,940)	(4,450)	11.0%	3.7%	17.8% ↑
General expenses	(8,834)	(8,403)	5.1%	0.3%	0.8% ↑
Others	(4,001)	(3,427)	16.7%	1.2%	n/d
Profit before taxes	4,052	4,078	-0.6%	17.1%	n/d
Taxes and minority interest	(586)	(769)	-23.9%	84.2%	n/d
Managerial net profit	3,466	3,308	4.8%	8.8%	-4.2% ↑

[1]Source: Bloomberg

HIGHER NET INTEREST INCOME IN THE QUARTER, DRIVEN-BY CLIENTS AND MARKET ACTIVITIES

NET INTEREST INCOME BREAKDOWN (R$ million)


4.4%
2.8%
7,480
7,631
7,384
7,599
7,808
1,603
1,663
1,384
1,674
1,737
561
618
609
633
705
5,316
5,350
5,391
5,293
5,366
2Q15
3Q15
4Q15
1Q16
2Q16
Credit
Funding
Others

CREDIT AND DEPOSIT SPREAD (%)


Credit
8.4%
8.3%
8.3%
8.4%
8.8%
Funding
1.1%
1.1%
1.1%
1.2%
1.3%
2Q15
3Q15
4Q15
1Q16
2Q16

13.1%	14.0%	14.2%	14.2%	14.2%

Selic Interest Rate (average)

INDIVIDUAL LOANS ON TOP OF THE LIST AMONG THE SEGMENTS

EXPANDED PORTFOLIO (R$ billion)


-4.0%
-1.2%
321.2
331.9
330.9
312.0
308.4
Jun.15
Sep.15
Dec.15
Mar.16
Jun.16

R$ million	Jun-16	Jun-15	Var. % YoY	Var. % QoQ	Share loan portfolio in Jun-16
Individuals	86,826	81,534	6.5%	1.4%	36%
Consumer finance	31,961	35,338	-9.6%	-2.3%	13%
SMEs	32,274	35,396	-8.8%	-4.6%	13%
Corporate	93,222	102,135	-8.7%	-3.0%	38%
Total	244,284	254,402	-4.0%	-1.6%	100%
Other transactions[1]	64,093	66,772	-4.0%	0.5%	
Expanded portfolio	308,377	321,174	-4.0%	-1.2%	

[1] Includes debenture, FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees.

FUNDING FROM CLIENTS GROWS 2% IN THE QUARTER

TOTAL FUNDING (R$ billion)


5.0%
1.1%
493.8
512.3
515.9
512.8
518.4
2Q15
3Q15
4Q15
1Q16
2Q16

R$ million	Jun-16	Jun-15	Var. % YoY	Var. % QoQ
Demand deposits	14,917	14,842	0.5%	2.9%
Savings deposits	34,517	36,595	-5.7%	-1.3%
Time deposits + debentures[1]	173,097	173,071	0.0%	0.9%
Treasury notes (letras financeiras)[2]	65,310	51,015	28.0%	5.1%
Funding from clients - on balance	287,840	275,524	4.5%	1.7%
Others	6,675	39,987	-83.3%	-59.5%
Total Funding – on balance	294,515	315,510	-6.7%	-1.7%
Assets under management	223,903	178,318	25.6%	5.0%
Total Funding + AUM	518,418	493,828	5.0%	1.1%

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA). 2. Includes Certificates of Structured Operations (COE).

HIGHER LOYALTY AND MORE TRANSACTIONALITY ACCELERATE COMMISSION GROWTH PACE

COMMISSION (R$ million)


14.4%
7.7%
2,910
2,919
3,210
3,090
3,328
2Q15
3Q15
4Q15
1Q16
2Q16

R$ million	1H16	1H15	YoY	QoQ
Asset management	519	511	1.5%	9.0%
Current account	1,207	966	24.9%	8.6%
Lending operations	699	681	2.6%	6.8%
Insurance	1,030	968	6.4%	12.4%
Cards	1,860	1,664	11.8%	5.7%
Collection services	580	486	19.4%	7.7%
Securities brokerage and placement	284	286	-0.6%	-1.6%
Others	239	175	36.5%	10.5%
Total	6,419	5,738	11.9%	7.7%

CREDIT QUALITY AT COMFORTABLE LEVEL AND COVERAGE INCREASES

NPL (from 15 to 90 days)


6.8%
6.7%
6.3%
7.0%
6.9%
4.5%
4.3%
5.0%
4.8%
5.5%
2.6%
2.4%
4.0%
3.0%
4.2%
Jun.15
Sep.15
Dec.15
Mar.16
Jun.16

NPL (over 90 days)


4.4%
4.6%
4.7%
4.7%
4.4%
3.2%
3.2%
3.2%
3.3%
3.2%
2.3%
2.2%
2.1%
2.1%
2.2%
Jun.15
Sep.15
Dec.15
Mar.16
Jun.16

COVERAGE RATIO (over 90 days)


184.7%
200.1%
209.3%
Jun.15
Mar.16
Jun.16

Individual Total Corporate

INCREASE IN ALLOWANCE FOR LOAN LOSSES REFLECTS THE ECONOMIC SCENARIO

ALLOWANCE FOR LOAN LOSSES (R$ million) and COST OF CREDIT (%)


3.1%
3.3%
3.6%
3.3%
3.6%
7.6%
3.7%
2,338
2,448
2,762
2,424
2,515
2,967
2,975
3,497
3,028
3,312
(628)
(527)
(735)
(604)
(797)
2Q15
3Q15
4Q15
1Q16
2Q16
Income from recovery of written off loans
Allowance for loan losses
Cost of credit

STRONG EFFICIENT MANAGEMENT DELIVERS EXPENSES' ZERO GROWTH IN THE QUARTER

EXPENSES (R$ million)


2.9%
0.3%
4,300
4,288
4,632
4,410
4,424
567
397
395
421
443
3,733
3,891
4,237
3,989
3,980
2Q15
3Q15
4Q15
1Q16
2Q16
General expenses
Amortization and depreciation

R$ million	1H16	1H15	YoY	QoQ
General expenses	7,970	7,304	9.1%	-0.2%
Depreciation and amortization	864	1,099	-21.4%	5.3%
Total	8,834	8,403	5.1%	0.3%

IMPROVEMENT IN PROFITABILITY INDICATORS


EFFICIENCY RATIO (%)
50.1%
50.8%
48.5%
2Q15
1Q16
2Q16
RECURRENCE (%)
67.7%
70.1%
75.2%
2Q15
1Q16
2Q16
ROAA (%)
1.1%
1.0%
1.1%
2Q15
1Q16
2Q16
ROAE (%)
12.8%
12.6%
13.0%
2Q15
1Q16
2Q16

BALANCE SHEET STRENGTH

LOAN TO DEPOSIT RATIO (%)



92.3%
87.7%
84.9%
Jun.15
Mar.16
Jun.16

BIS RATIO (%)



18.1%
1.5%
16.6%
16.4%
1.3%
15.1%
17.7%
1.2%
16.5%
Jun.15
Mar.16
Jun.16
Tier I
Tier II

A WELL-POSITIONED BANK PREPARED TO GROW WITH PROFITABILITY

- Solid results' generation, with improved performance indicators
- New digital channels and services provide positive impacts on customer experience
- Fees accelerate on the back of higher loyalty and more transactionality
- Efficient management on expenses
- Proved risk model delivers better results over the last two years
- Comfortable capital and liquidity levels

Santander
PRIVATE BANKING

Santander SELECT

Santander | van gogh

Santander
UNIVERSIDADES

Santander
MICROCRÉDITO

Santander
FINANCIAMENTOS

Santander
ASSET MANAGEMENT

Santander
GLOBAL CORPORATE BANKING

Santander
CORPORATE

Santander Negócios & Empresas

getnet
Uma empresa Santander

olé
consignado

webmotors
a marca automotiva nº1 do Brasil

ContaSuper
É digital. É fácil.

Santander
CULTURAL

TEATRO
Santander

universia

ANNEXES

MANAGERIAL FINANCIAL STATEMENT R$ million	1H16	1H15	Variation Abs.	YoY
Net interest income	15,408	14,620	788	5.4%
Allowance for loan losses	(4,940)	(4,450)	(489)	11.0%
Net interest income after loan losses	10,468	10,170	298	2.9%
Fee and commission income	6,419	5,738	681	11.9%
General expenses	(8,834)	(8,403)	(431)	5.1%
Personnel expenses + profit sharing	(4,214)	(3,823)	(391)	10.2%
Administrative expenses	(4,620)	(4,580)	(40)	0.9%
Tax expenses	(1,640)	(1,818)	179	-9.8%
Investments in Affiliates and Subsidiaries	1	1	(0)	n.a.
Other Income (Expenses)	(2,383)	(1,727)	(656)	38.0%
Non Operating Income	21	117	(97)	-82.4%
Income before taxes	4,052	4,078	(26)	-0.6%
Income tax and social contribution tax	(527)	(701)	173	-24.7%
Minority interest	(58)	(69)	11	-15.3%
Net profit	3,466	3,308	158	4.8%

MANAGERIAL FINANCIAL STATEMENT

R$ million	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16
Net interest income	7,140	7,480	7,631	7,384	7,599	7,808
Allowance for loan losses	(2,112)	(2,338)	(2,448)	(2,762)	(2,424)	(2,515)
Net interest income after loan losses	5,028	5,142	5,183	4,622	5,175	5,293
Fee and commission income	2,828	2,910	2,919	3,210	3,090	3,328
General expenses	(4,103)	(4,300)	(4,288)	(4,632)	(4,410)	(4,424)
Personnel expenses + profit sharing	(1,861)	(1,962)	(2,054)	(2,202)	(2,132)	(2,082)
Administrative expenses	(2,242)	(2,337)	(2,234)	(2,430)	(2,278)	(2,341)
Tax expenses	(929)	(889)	(770)	(784)	(817)	(823)
Investments in Affiliates and Subsidiaries	1	0	0	0	0	0
Other Income (Expenses)	(802)	(925)	(844)	(802)	(1,197)	(1,185)
Non Operating Income	78	39	21	(21)	25	(5)
Income before taxes	2,100	1,977	2,222	1,593	1,866	2,186
Income tax and social contribution tax	(408)	(293)	(431)	55	(204)	(323)
Minority interest	(60)	(9)	(82)	(40)	(2)	(56)
Net profit	1,633	1,675	1,708	1,607	1,660	1,806

R$ million	Jun-15	Sep-15	Dec-15	Mar-16	Jun-16
Current asset and long-term assets	591,269	689,054	663,809	655,329	642,337
Cash and cash equivalents	5,525	6,928	6,864	5,463	5,209
Interbank investments	56,850	59,264	55,810	51,481	64,278
Securities and derivative financial instrument	145,900	154,262	142,892	151,377	149,988
Interbank accounts	34,689	52,224	55,303	57,101	61,478
Lending operations	239,445	246,648	244,460	232,145	227,906
Allowance for loan losses	(15,080)	(15,605)	(16,832)	(16,396)	(16,546)
Other receivables	106,410	167,419	155,993	154,830	130,637
Other assets	2,449	2,310	2,486	2,932	2,842
Permanent assets	14,021	13,353	13,645	13,420	12,857
Investments	38	38	68	164	164
Fixed assets	6,707	6,733	6,986	6,915	6,825
Intangibles	7,276	6,581	6,591	6,341	5,868
Goodwill	27,527	27,527	27,490	27,490	27,475
Others	(20,251)	(20,946)	(20,899)	(21,149)	(21,607)
Total assets	605,290	702,407	677,454	668,750	655,194
Total assets (excluding goodwill)	600,223	697,782	673,308	665,125	652,123

R$ million	Jun-15	Sep-15	Dec-15	Mar-16	Jun-16
Current liabilities and long-term liabilities	541,233	642,458	620,293	608,360	593,035
Deposits	143,787	145,585	141,886	136,947	134,548
Demand deposits	14,842	18,521	15,698	14,491	14,917
Saving deposits	36,595	35,540	35,985	34,964	34,517
Interbank deposits	3,008	3,402	3,675	2,444	2,601
Time deposits	89,342	88,121	86,528	85,048	82,513
Money market funding	126,218	138,758	134,960	148,702	152,759
Funds from acceptance and issuance of securities	90,496	99,202	99,848	96,863	100,247
Interbank accounts	1,573	1,626	14	1,276	1,651
Interbranch accounts	2,229	2,617	3,818	2,397	2,443
Borrowings	29,567	39,384	36,762	32,127	27,645
Domestic on lendings - official institutions	15,737	14,767	16,263	16,082	15,934
Derivative financial instruments	12,676	29,870	22,883	14,297	18,049
Other payables	118,948	170,650	163,859	159,669	139,760
Deferred income	419	396	385	409	372
Minority interest	1,906	1,951	1,956	1,928	1,938
Equity	61,732	57,602	54,819	58,053	59,850
Total liabilities and equity	605,290	702,407	677,454	668,750	655,194
Equity (excluding goodwill)	56,665	52,976	50,673	54,428	56,779

R$ million	Jun-16	Jun-15	YoY	Mar-16	QoQ
Individuals	86,826	81,534	6.5%	85,593	1.4%
Leasing / auto loans (*)	2,087	2,942	-29.1%	2,280	-8.5%
Credit card	18,485	17,339	6.6%	18,187	1.6%
Payroll loans	16,654	13,193	26.2%	15,537	7.2%
Mortgage	26,970	24,235	11.3%	26,527	1.7%
Agricultural loans	3,258	3,423	-4.8%	3,593	-9.3%
Personal loans / others	19,372	20,402	-5.0%	19,469	-0.5%
Consumer finance	31,961	35,338	-9.6%	32,708	-2.3%
Corporate	125,496	137,530	-8.8%	129,969	-3.4%
Leasing / auto loans	2,794	3,060	-8.7%	2,833	-1.4%
Real estate	10,585	10,531	0.5%	10,605	-0.2%
Trade finance	18,333	19,249	-4.8%	18,917	-3.1%
Onlending	14,702	12,711	15.7%	16,615	-11.5%
Agricultural loans	3,245	2,042	58.9%	2,761	17.5%
Working capital / others	75,838	89,938	-15.7%	78,239	-3.1%
Total	244,284	254,402	-4.0%	248,271	-1.6%

(*) Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 28,750 million in Jun/16, R$ 32,039 million in Jun/15 and R$ 29,543 million in Mar/16.

REVENUES INCREASE 26% DURING THE LAST YEAR

Santander Acquiring		1H15	1H16	1H15 vs. 1H16
Credit	Revenues (R$ million)	24.341	30.906	27%
	Transactions (million)	171,1	261,0	53%
Debit	Revenues (R$ million)	13.271	16.424	24%
	Transactions (million)	197,7	253,7	28%
Total	Revenues (R$ million)	37.612	47.330	26%
	Transactions (million)	368,8	514,7	40%

Investor Relations (Brazil)
Av: Juscelino Kubitschek, 2,235, 26th floor São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
Facsimile. 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Santander

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